:inBev

RECEIVED

2008 JUL -1 A 8:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

[redacted]

By courier

08003475

Leuven, 25 June 2008

SUPPL

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

Benoît Loore
Assistant Corporate Secretary

PROCESSED
JUL 03 2008
THOMSON REUTERS

dlw 7/1

Enclosure: press releases

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

RECEIVED

2008 JUL - 1 A 8:47

Brussels, 25 June 2008 – 1/3

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

InBev sends third letter to Anheuser-Busch Board of Directors

Committed financing in place for $65-a-share all-cash proposal to create the world's leading beer company

InBev (Euronext: INB) today reaffirmed its desire to combine with Anheuser-Busch Cos. Inc (NYSE: BUD) to form the world's leading global brewer in a letter sent to August A. Busch IV, president and chief executive, and the Anheuser-Busch Board of Directors. In the letter, InBev reaffirmed its $65-a-share all-cash proposal to combine with Anheuser-Busch, which represents a 35% premium over Anheuser's 30-day average share price prior to recent market speculation. InBev said that it has obtained committed financing and has paid approximately $50 million in fees, demonstrating InBev's resolve to consummate a combination with Anheuser-Busch.

The following is a copy of the letter InBev sent to the Board of Anheuser-Busch:

June 25, 2008

Mr. August A. Busch IV
President and Chief Executive Officer
Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, Missouri
63118
USA

Proposal for Combination Creating the World's Leading Beer Company

Dear August,

We are writing to confirm that InBev remains committed to our proposal to combine with Anheuser-Busch by means of acquiring all of the outstanding shares of Anheuser-Busch for $65 per share in cash. Our proposed price would deliver an immediate cash premium to your shareholders of 35% over the 30-day average share price prior to recent market speculation and 18% above the previous all-time high achieved for your shares in October 2002. The market reaction to our proposal has been extremely positive. We believe this confirms our view that our proposal is the best way to achieve this transformational combination for all constituents.

Information for Employees, Wholesalers and Communities is available at www.globalbeerleader.com or www.inbev.com.

Dutch and French versions of this press release will be posted on www.InBev.com

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: philip.ludwig@inbev.com

Steven Lipin/Nina Devlin
Brunswick Group
212-333-3810

Rebecca Shelley/Laura Cummins
Brunswick Group
0207 4045959

This report contains certain forward-looking statements reflecting the current views of the management of InBev with respect to, among other things, the potential benefits of a transaction with Anheuser-Busch or the timing thereof. InBev's strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits. These statements involve risks and uncertainties. The ability of InBev to achieve these benefits, objectives and targets is dependent on many factors which are outside of management's control. In some cases, words such as "believe", "intend", "expect", "anticipate", "plan", "target", "will" and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect InBev's current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including whether the transaction receives the support of Anheuser-Busch. . InBev cannot assure you that the future results, level of activity, performance or achievements of InBev will meet the expectations reflected in the forward-looking statements.

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